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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

BERMAN CENTER, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

08520E103

(CUSIP Number)

Esarbee Investments Limited

c/o Claridge, Inc.

1170 Peel Street, 8th Floor

Montreal, Quebec H3B 4P2, Canada

(514) 878-5200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Copy to)

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Ave, 12th Floor, New York, NY 10022

(212) 308-8866

June 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08520E103
1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Esarbee Investments Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (A) |_| (B) |_|
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power	2,007,586
	8. Shared Voting Power	0
	9. Sole Dispositive Power	2,007,586
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,007,586
12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions) |_|
13. Percent of Class Represented by Amount in Row 11 6.3%(1)
14. Type of Reporting Person (See Instructions) CO

(1) Based on 31,795,415 shares of Common Stock outstanding as of June 16, 2005.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule”) relates to the common stock, $0.001 par value (“Common Stock”) of Berman Center, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 211 East Ontario, Suite 800, Chicago, Illinois 60611.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Esarbee Investments Limited (“Esarbee”). Appendix I to this Schedule contains the name, residence or business address, present principal occupation and citizenship of the shareholder, trustees of the shareholder, executive officers and directors of Esarbee (the “Appendix I Persons”).

(b) Esarbee’s principal office is located at c/o Claridge, Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec H3B 4P2 Canada.

(c) Esarbee’s principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

(d) During the past five years, neither Esarbee nor, to its knowledge, any of the Appendix I Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the past five years, neither Esarbee nor, to its knowledge, any of the Appendix I Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Esarbee is organized under the laws of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On June 3, 2005, the Issuer (formerly known as LB Center, Inc. and Bio-Dyne Corporation), a Georgia corporation, certain stockholders of the Issuer, LBC MergerSub, Inc., a Nevada corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Berman Health and Media, Inc. (formerly known as The Berman Center, Inc. and referred to herein as “BHM”), a privately held Delaware corporation, entered into an Agreement and Plan of Merger, pursuant to which the Issuer, through Merger Sub, agreed to acquire BHM in exchange for shares of the Issuer’s common stock (the “Merger”). The Merger closed on June 16, 2005 (the “Closing”).

Immediately upon Closing, the Issuer completed a reincorporation from the State of Georgia to the State of Delaware and a corporate name change to “Berman Center, Inc.” Esarbee was a shareholder of BHM, holding 1,307,022 shares of common stock, and pursuant to the terms of the Merger, the Issuer issued an aggregate of 2,007,586 shares of Common Stock to Esarbee.

Item 4. Purpose of Transaction

Esarbee acquired the Common Stock for general investment purposes. Except as set forth in this Schedule, neither Esarbee nor, to its knowledge, any of the Appendix 1 Persons, has any present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. Esarbee may, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a)           Esarbee beneficially owns 2,007,586 shares of Common Stock, which constitutes 6.3% of the issued and outstanding shares of Common Stock. To Esarbee’s knowledge, none of the Appendix 1 Persons owns any shares of Common Stock.

(b)           Esarbee has the sole power to vote, direct the vote, dispose or direct the disposition of all of the shares of Common Stock beneficially owned by it.

(c)           Except as set forth in this Schedule, during the past 60 days there have been no transactions in the Common Stock effected by Esarbee or, to its knowledge, by any of the Appendix 1 Persons.

(d)	None.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

1. Agreement and Plan of Merger dated June 3, 2005 by and among the Issuer (f/k/a LB Center, Inc.), certain stockholders of the Issuer, LBC MergerSub, Inc. and Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) (incorporated by reference to Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on June 22, 2005).

2. Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the SEC on June 22, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005

Esarbee Investments Limited

By: /s/ Oded Tal
Name: Oded Tal
Title: Vice-President, Investments

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX I

TO

Schedule 13D

Information with respect to the Shareholder, Trustees of the Shareholder, Executive Officers and Directors of Esarbee Investments Limited.

The following sets forth as to each of the shareholder, trustees of the shareholders, executive officers and directors of Esarbee Investments Limited: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada.

Shareholder

The Charles Rosner

Bronfman Family Trust

Trustees of The Charles Rosner Bronfman Family Trust

Stephen R Bronfman		Private Investor
Robert S. Vineberg	c/o Davies Ward Philips & Vineberg LLP 1501 McGill College Avenue Montreal, Quebec, Canada H3A 3N9	Attorney
Ellen Bronfman Hauptman	c/o Andell Holdings, LLC 10877 Wilshire Blvd. Suite 2200 Los Angeles, CA 90024	Private Investor
Arnold M. Ludwick	Claridge, Inc.	Vice-Chairman

Executive Officers
Stephen R. Bronfman	Private Investor	Chairman
Robert Fetherstonhaugh	Claridge, Inc.	President
Richard P. Doyle	Claridge, Inc.	Vice President, Corporate Planning
Oded Tal (Israeli citizen)	Claridge, Inc.	Vice President, Investments
Zeno Santache	Claridge, Inc.	Chief Financial Officer
Christine Kofler	Claridge, Inc.	Secretary
Glenn Hamilton-Browne	Claridge, Inc.	Controller

Directors
Stephen R. Bronfman
Zeno Santache
Richard P. Doyle
Robert Fetherstonhaugh